Via Facsimile and U.S. Mail
Mail Stop 6010

August 10, 2006

Mr. Shane Cooke
Executive VP and CFO
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

> **Re: Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 1-13896**

Dear Mr. Cooke:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
(l) Revenue, page 98

1. With regards to your accounting for milestone payments, provide us your accounting analysis for recognizing revenue based on the percentage-of-completion method that recognizes as revenue the percentage of cumulative non-refundable cash payments earned under the contract based on the percentage of costs incurred to date compared to the total costs expected under the contract. Refer to the accounting literature you are relying upon for your accounting treatment. Please note that we do not believe that SOP 81-1 is applicable as it relates to accounting for performance of construction/production contracts. Please

refer to Current Accounting Disclosure Issues Outline updated December 1, 2005 at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 20. Discontinued Operations, Sales of Businesses and Held for Sale Assets, page 123

2. With regards to the payment received by Eisai, please tell us why it is appropriate to recognize the $85 million contingent consideration received prior to the contingency being met. Tell us when the "genericization" of Zonegran occurred.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant